Exhibit 28

INTER-REGIONAL FINANCIAL GROUP, INC.
NEWS RELEASE

              IRVING WEISER NAMED CHAIRMAN OF IFG;
               JOHN C. APPEL ELECTED TO IFG BOARD

MINNEAPOLIS, May 3 -- Inter-Regional Financial Group (NYSE:
IFG), parent company of regional broker-dealers Dain Bosworth Incorporated, Minneapolis, and Rauscher Pierce Refsnes, Inc., Dallas, today announced that Irving Weiser, president and chief executive officer, has been named to the additional post of chairman. Weiser, 47, has been CEO of IFG since 1990 and president of IFG since 1985. He also has been chairman and CEO of Dain Bosworth since 1990.

John C. Appel, president and chief operating officer of Dain Bosworth, also was elected to the board of directors at IFG's annual shareholders' meeting on May 2. Prior to assuming his current post in February 1994, Appel, 46, had served as CFO of IFG since 1986 and of Dain Bosworth since 1990. Weiser, Appel and David A. Smith, Rauscher Pierce Refsnes chairman and CEO, serve as IFG's three management directors.

Richard D. McFarland, chairman of IFG's board since 1985, did not stand for re-election to the board this year. Commenting on McFarland's retirement from the board, Weiser said, "While Dick McFarland will no longer serve on the IFG board, we are pleased that he will remain active in our firm in several roles in which he is greatly talented and much beloved + serving clients, recruiting employees, and being a goodwill ambassador for our firm and the securities industry." McFarland, who now serves as vice chairman of Dain Bosworth and Insight Investment Management, was honored for his 22 years of board service at the annual meeting.

Six outside directors were also re-elected at the May 2 meeting:
Susan S. Boren, senior vice president, department store division, Dayton Hudson Corp.; F. Gregory Fitz-Gerald, private investor and financial consultant; Lawrence Perlman, president and CEO, Ceridian Corp.; C. A. Rundell Jr., private investor/financial consultant, Rundell Enterprises; Robert L. Ryan, senior vice president and CFO, Medtronic Inc.; and Arthur R. Schulze Jr., former vice chairman, General Mills Inc.

Inter-Regional Financial Group, Inc. is, through Dain Bosworth Incorporated and Rauscher Pierce Refsnes, Inc., one of the nation's largest full-service regional brokerage and investment banking companies. IFG's two broker-dealers serve individual, institutional, corporate and governmental clients in 24 states, predominantly in the western half of the United States. IFG also is the parent company of Regional Operations Group, Inc., which provides brokerage operations and technology services to IFG broker-dealers and correspondent firms, and IFG Asset Management Services, Inc., which provides financial services to IFG's broker-dealers, and which, through Insight Investment Management, manages the Great Hall Funds and other institutional fixed income accounts. The company's common stock is traded on the New York Stock Exchange under the symbol IFG.
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CONTACT:  B.J. French, Corporate Communications, (612) 371-2363